PROSPECTUS SUPPLEMENT                                     [Alternate Cover Page]
(TO PROSPECTUS DATED NOVEMBER 24, 1995)
                                  $300,000,000
                           NATIONSBANK(Register mark)
                      6 1/2% SUBORDINATED NOTES, DUE 2006
     Interest on the 6 1/2% Subordinated Notes, due 2006 (the "Notes") will be payable by NationsBank Corporation ("NationsBank" or the "Corporation") semiannually on March 15 and September 15, commencing September 15, 1996. The Notes will mature on March 15, 2006 and are not redeemable prior to maturity. The Notes are subordinated in right of payment to all existing or future Senior Indebtedness (as defined herein) of the Corporation. The Notes will not be listed on a securities exchange.
     The Notes will be issued in book-entry only form and will be represented by one or more global securities (the "Global Notes") registered in the name of The Depository Trust Company, as depositary ("DTC"), or its nominee. Except as described herein, the Notes will not be issued in definitive form. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. Settlement of the Notes will be made in immediately available funds. So long as the Notes are represented by Global Notes registered in the name of DTC, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore settle in immediately available funds.
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS, ARE NOT OBLIGATIONS OF
   OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF THE CORPORATION,
     ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
       OTHER GOVERNMENT AGENCY, AND INVOLVE INVESTMENT RISKS, INCLUDING
                        POSSIBLE LOSS OF PRINCIPAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
    CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                        IS A CRIMINAL OFFENSE.
THIS PROSPECTUS SUPPLEMENT IS TO BE USED BY NATIONSBANC CAPITAL MARKETS, INC.
   ("NCMI"), A BROKER-DEALER AND A DIRECT WHOLLY-OWNED SUBSIDIARY OF
     NATIONSBANK, IN CONNECTION WITH OFFERS AND SALES RELATED TO
       SECONDARY MARKET TRANSACTIONS IN THE NOTES. NCMI OR ITS AFFILIATES
       MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS. ANY SUCH
        SALES WILL BE MADE AT NEGOTIATED PRICES RELATING TO PREVAILING
                   MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.
                       NATIONSBANC CAPITAL MARKETS, INC.
            The date of this Prospectus Supplement is March 5, 1996.

                                                            [Alternate Page S-2]
                            DESCRIPTION OF THE NOTES
     The information herein concerning the Notes should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus.
GENERAL
     The Notes will be issued in the aggregate principal amount of $300,000,000 under an Indenture dated as of January 1, 1995 between the Corporation and The Bank of New York, Trustee (the "Indenture") as set forth in the Prospectus. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. The Notes constitute a single series of debt securities under the Indenture, unsecured, subordinate and junior in right of payment to all Senior Indebtedness (as defined in the Indenture and in the Prospectus) of the Corporation. The Notes will bear interest from March 11, 1996 at the annual rate specified on the cover page of this Prospectus Supplement. Interest on the Notes will be payable semiannually in arrears on each March 15 and September 15, commencing September 15, 1996.
     There is no right of acceleration of the payment of principal of the Notes upon a default in the payment of principal of or interest on such Notes or in the performance of any covenant of the Corporation contained in the Indenture. Payment of the principal of the Notes may be accelerated only in the case of the bankruptcy of the Corporation. See "DESCRIPTION OF DEBT SECURITIES -- Defaults and Rights of Acceleration" in the accompanying Prospectus.
     If any interest payment date falls on a day that is not a Business Day, payment of such interest may be made on the next succeeding Business Day. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of principal will be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest will accrue for the period after the stated maturity date. The term "Business Day" with respect to any Notes means any day other than a Saturday or Sunday that is not a day on which banking institutions in New York, New York, or Charlotte, North Carolina are generally authorized or required by law or regulation to be closed. Initially, the Corporation will make payments of principal and interest at the office of The Bank of New York, 101 Barclay Street, New York, New York 10286, as authenticating and paying agent. The Notes will mature on March 15, 2006 and are not redeemable prior to maturity. No sinking fund is provided for the Notes. There is no limitation in the Indenture on the amount of Senior Indebtedness or other obligations which may be issued by the Corporation.
SETTLEMENT AND PAYMENT
     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by Global Notes, all payments of principal and interest will be made by the Corporation in immediately available funds.
     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing house or next day funds. In contrast, so long as the Notes are represented by Global Notes registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.
BOOK-ENTRY SYSTEM
     The Notes will be issued in book-entry form only and will be represented by one or more Global Notes registered in the name of Cede & Co., as nominee of DTC.
                                      S-2

     Under the book-entry system of DTC, purchases of the Notes must be made by or through persons that have accounts with DTC ("Participants") or persons that may hold interests through Participants ("Indirect Participants"). Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Notes represented by such Global Note to the accounts of Participants as designated by the Underwriters. The ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of Participants), records of Participants (with respect to interests of Indirect Participants) and the records of Indirect Participants. So long as DTC, or its nominee, is the registered holder of a Global Note, DTC or its nominee will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes that are represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the owners or holders thereof under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such transfer restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Note.
     DTC has advised the Corporation as follows: DTC is a limited-purpose trust company organized under New York law, a "banking organization" within the meaning of New York law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities deposited by its Participants and to facilitate the clearance and settlement of securities transactions among Participants in such securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's direct Participants include securities brokers and dealers (including the Underwriters), banks (including certain subsidiaries of the Corporation), trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) have ownership interests in DTC. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (the "NASD"). Indirect access to DTC's book-entry system is also available to Indirect Participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.
     To facilitate subsequent transfers, all securities deposited with DTC are registered in the name of its partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of securities deposited with it such as the Notes; DTC's records reflect only the identity of the Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to securities held by DTC. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).
     DTC can act only on behalf of Participants, who in turn act on behalf of Indirect Participants. Owners of beneficial interests in a Global Note that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of such interests may do so only through Participants and Indirect Participants. In addition, the ability of owners of beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system may be limited due to the lack of certificates for the Notes. Currently, DTC may transmit and receive payments only in U.S. dollars.
                                      S-3

     Except as otherwise provided herein, the holder of a Global Note shall be the only person entitled to receive payments with respect to the Notes represented by such Global Note. Accordingly, payments of principal of and any interest on individual Notes represented by a Global Note will be made only to DTC or its nominee, as the case may be, as the registered holder of the Global Note representing such Notes. DTC has advised the Corporation that it is DTC's practice to credit Participants' accounts on the payable date in accordance with their respective holdings with respect to a Global Note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held in "street name." Such instructions will be the responsibility of such Participant and not of DTC, the Underwriters or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. The Corporation will in every case be discharged by payment to, or to the order of, DTC or its nominee, as the holder of such Global Note, of the amount so paid. Each of the persons shown in the records of DTC or its nominee as an owner of a beneficial interest therein must look solely to DTC or its nominee, as the case may be, for its share of any such payment so made by the Corporation. Neither the Corporation, the Trustee for the Notes, nor any Paying Agent, Security Registrar or Transfer Agent for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of owners of beneficial interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Notes among its Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.
     If DTC is at any time unwilling, unable or ineligible to continue as a depositary and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue registered Notes in certificated form in exchange for beneficial interests in each Global Note. In addition, the Corporation may at any time determine not to have the Notes represented by Global Notes and, in such event, will issue registered Notes in certificated form in exchange for beneficial interests in Global Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in certificated form of a Note or the Notes equal in principal amount to such beneficial interest and to have such Note or the Notes registered in its name. Any Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple in excess thereof and will be issued in registered form only, without coupons.
                                      S-4

                                 CAPITALIZATION
     The following table sets forth the actual capitalization of the Corporation as of September 30, 1995 and as adjusted to give effect to (i) the issuance of the Notes offered hereby; (ii) the issuance on October 23, 1995 of the Corporation's 7 1/4% notes, due 2025; (iii) the issuance on October 31, 1995 of Main Place Funding Corporation's Mortgage-Backed Bonds, Series 1995-2, due 2000;
(iv) the maturity of the Corporation's 5 3/8% notes, due 1995; (v) the redemption of the Floating rate collateralized financing, due 1995-1996; (vi) the addition of certain other senior notes and subordinated notes in connection with the acquisitions of Bank South Corporation and CSF Holdings, Inc.; (vii) the issuance and maturity of certain of the Corporation's banking subsidiaries' notes during the period beginning October 1, 1995 through the date of this Prospectus Supplement; and (viii) the issuance of the Corporation's medium-term notes during the period beginning October 1, 1995 through the date of this Prospectus Supplement.

                                                                                                     NATIONSBANK       AS
                                                                                                       ACTUAL       ADJUSTED
                                                                                                      (AMOUNTS IN MILLIONS)
LONG-TERM DEBT
SENIOR DEBT:
  NationsBank Corporation (parent):
  Floating rate medium-term notes, due 1996-2004..................................................     $ 2,631      $ 3,303
  4.55 to 8.20% medium-term notes, due 1996-2001..................................................         481          962
  5 3/8% notes, due 1995..........................................................................         400           --
  4 3/4% notes, due 1996..........................................................................         400          400
  8 1/2% notes, due 1996..........................................................................         150          150
  5.51% ESOP secured notes, due 1996-1999.........................................................         125          125
  7 1/2% notes, due 1997..........................................................................         250          250
  5 1/8% notes, due 1998..........................................................................         300          300
  6 5/8% notes, due 1998..........................................................................         399          399
  Floating rate notes, due 1998...................................................................         300          300
  5 3/8% notes, due 2000..........................................................................         397          397
  Floating rate notes, due 2000...................................................................         500          500
  Floating rate notes, due 2001...................................................................         200          200
  9 1/4% unsecured notes, due 2006................................................................         124          124
  Other senior notes..............................................................................          45           45
                                                                                                         6,702        7,455
  Subsidiaries (1):
  Floating rate collateralized financing, due 1995-1996...........................................         246           --
  7.70% mortgage note, due 1996...................................................................         234          234
  Bank notes with maturities greater than one year, due 1996-2000.................................       1,642        2,099
  Floating rate mortgage-backed bonds, due 1998-2000..............................................       1,500        3,000
  Asset-backed certificates.......................................................................       1,133        1,133
  Other senior notes..............................................................................          81          266
                                                                                                         4,836        6,732
    Total senior debt.............................................................................      11,538       14,187

                                      S-5

                                                                                                     NATIONSBANK       AS
                                                                                                       ACTUAL       ADJUSTED
                                                                                                      (AMOUNTS IN MILLIONS)
SUBORDINATED DEBT:
  NationsBank Corporation (parent):
  9 3/8% notes, due 1997..........................................................................          75           75
  9 3/4% notes, due 1999..........................................................................         100          100
  10 1/2% notes, due 1999.........................................................................         299          299
  9 1/8% notes, due 2001..........................................................................         299          299
  8 1/8% notes, due 2002..........................................................................         349          349
  6.20% to 7.20% medium-term notes, due 2003 through 2011.........................................         100          300
  6 1/2% notes, due 2003..........................................................................         600          600
  7 3/4% notes, due 2004..........................................................................         299          299
  6 7/8% notes, due 2005..........................................................................         399          399
  7 5/8% notes, due 2005..........................................................................         296          296
  6 1/2% notes, due 2006..........................................................................          --          298
  9 3/8% notes, due 2009..........................................................................         397          397
  10.20% notes, due 2015..........................................................................         200          200
  7 3/4% notes, due 2015..........................................................................         350          350
  8.57% medium-term notes, due 2024, putable 2004.................................................         100          100
  7 1/4% notes, due 2025..........................................................................          --          443
  Other subordinated notes........................................................................          10           53
                                                                                                         3,873        4,857
  Subsidiaries (1):
  9 1/2% notes, due 2004..........................................................................         300          300
  Other subordinated notes........................................................................           8           35
                                                                                                           308          335
    Total subordinated debt.......................................................................       4,181        5,192
    Total long-term debt..........................................................................      15,719       19,379
SHAREHOLDERS' EQUITY
Preferred stock, authorized -- 45,000,000 shares; ESOP Convertible, Series C, issued --
  2,518,153.......................................................................................         107          107
Common stock, authorized -- 800,000,000 shares; issued -- 270,544,137 (2).........................       4,388        4,388
Retained earnings.................................................................................       7,476        7,476
Other, including loan to ESOP trust...............................................................         (30)         (30 )
    Total shareholders' equity....................................................................      11,941       11,941
                                                                                                       $27,660      $31,320

(1) These obligations are direct obligations of certain of the subsidiaries of NationsBank and, as such, constitute claims against such subsidiaries prior to the Corporation's equity interest therein.
(2) As of September 30, 1995, (a) 13.9 million shares of Common Stock were reserved for issuance under various employee benefit plans of the Corporation and upon the conversion of the ESOP Convertible Preferred Stock, Series C, (b) 2.8 million shares of Common Stock were reserved for issuance under the Corporation's Dividend Reinvestment and Stock Purchase Plan and
    (c) 34.7 million shares of Common Stock were reserved for issuance in connection with pending acquisitions. In addition, the Board of Directors has authorized the repurchase in the open market from time to time of Common Stock representing the number of shares of Common Stock the Corporation intends to issue for its Dividend Reinvestment and Stock Purchase Plan and other employee benefit plans, acquisitions and other purposes.
    As of September 30, 1995, the Corporation had $2.6 billion of commercial paper and other short-term notes payable outstanding. During the nine months ended September 30, 1995, the amount of commercial paper and other short-term notes payable outstanding averaged $2.6 billion and ranged from a high of $2.8 billion to a low of $2.3 billion. At September 30, 1995, the Corporation had unused lines of credit aggregating $1.5 billion, principally to support commercial paper borrowings.
                      RATIOS OF EARNINGS TO FIXED CHARGES
    The following are the consolidated ratios of earnings to fixed charges for the nine months ended September 30, 1995 and for each of the years in the five-year period ended December 31, 1994:

                                                                       NINE MONTHS
                                                                          ENDED
                                                                    SEPTEMBER 30, 1995    1994    1993    1992    1991    1990
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits.................................           1.6           1.9     2.3     2.4     1.1     1.3
  Including interest on deposits.................................           1.4           1.5     1.5     1.4     1.0     1.1

                          RECENT FINANCIAL INFORMATION
    NationsBank had net income for 1995 of $1.95 billion, a 15% increase over 1994 net income of $1.69 billion. Earnings per share of common stock for 1995 were $7.13, compared to $6.12 per share in 1994.
    For the fourth quarter of 1995, net income was $510 million, or $1.87 per share, as compared to $405 million, or $1.46 per share, in the fourth quarter of 1994.
    Taxable-equivalent net interest income increased 5% in 1995 to $5.6 billion. The net interest yield in 1995 was 3.33%, compared to 3.58% in 1994. The decline in net interest yield reflected a narrowing of the spread between investment securities and market-based funds and higher trading asset levels of the Corporation's primary government securities dealer.
    Noninterest income was $3.1 billion in 1995, compared to $2.6 billion in 1994. Strong capital markets revenues, service fees and mortgage servicing fees drove the year over year increase.
    Noninterest expense was $5.2 billion in 1995, compared to $4.9 billion in 1994. Excluding the impact of acquisitions, noninterest expense increased only 3%, reflecting additional investment in personnel in selected areas, expanded marketing efforts to support revenue growth and increased expenditures related to technology initiatives, partially offset by reduced deposit insurance expense.
    The provision for credit losses increased to $382 million in 1995, compared to $310 million in 1994.
    Net charge-offs were $421 million in 1995, or .38% of average net loans, leases and factored accounts receivable, compared to $316 million, or .33% of average levels in 1994. The allowance for credit losses was $2.2 billion at December 31, 1995, or 1.85% of net loans, leases and factored accounts receivable. The allowance represented 306% of nonperforming loans at December 31, 1995.
    Total nonperforming assets were $853 million on December 31, 1995, or .73% of net loans, leases and factored accounts receivable and other real estate owned, compared to $1.1 billion on December 31, 1994, or 1.10% of net levels.
    Average loans and leases were $109 billion in 1995, a 15% increase over 1994, driven by increases in consumer loans, primarily residential mortgage and credit card loans, and in commercial loans.
    Average deposits in 1995 were $99.3 billion, compared to $93.7 billion in 1994.
    On December 31, 1995, total earning assets were $168 billion, of which net loans and leases were $116 billion and securities were $24 billion.
    Total shareholders' equity was $12.8 billion at December 31, 1995, or 6.83% of total assets. Return on common shareholder equity was 17.01% in 1995, compared to 16.10% in 1994. Strong revenue growth outpaced expense growth by a wide margin, improving the efficiency ratio in 1995 to 59.8%, a 277 basis point progression from 62.5% in 1994.
    At December 31, 1995, the Corporation's Tier 1 and total risk-based capital ratios were 7.24% and 11.58%, respectively. The Corporation's leverage ratio was 6.27% at December 31, 1995. The Corporation and its subsidiaries had issued and outstanding $13.0 billion of senior debt instruments and $4.8 billion of subordinated debt instruments at December 31, 1995.
                                      S-7

                            SELECTED FINANCIAL DATA
    The following selected financial data for the five years ended December 31, 1994 are derived from financial statements of the Corporation audited by Price Waterhouse LLP, independent accountants. The financial data for the nine months ended September 30, 1995 and 1994 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, that the Corporation considers necessary for a fair presentation of its financial position and the results of its operations as of such dates and for such periods. Results for the nine months ended September 30, 1995 are not neccessarily indicative of the results that might be expected for any other interim period or for the year as a whole.

                                                                  NINE MONTHS
                                                              ENDED SEPTEMBER 30,                  YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                1995       1994       1994       1993       1992       1991
                                                               (AMOUNTS IN MILLIONS EXCEPT PER SHARE INFORMATION AND RATIOS)
Income statement:
  Income from earning assets................................. $  9,859   $  7,611   $ 10,529   $  8,327   $  7,780   $  9,398
  Interest expense...........................................    5,825      3,700      5,318      3,690      3,682      5,599
  Net interest income........................................    4,034      3,911      5,211      4,637      4,098      3,799
  Provision for credit losses................................      240        240        310        430        715      1,582
  Gains (losses) on sales of securities......................        8         15        (13)        84        249        454
  Noninterest income.........................................    2,232      1,958      2,597      2,101      1,913      1,742
  Restructuring expense......................................       --         --         --         30         --        330
  Noninterest expense (including OREO expense)...............    3,831      3,677      4,930      4,371      4,149      3,974
  Income before income taxes and effect of change in method
    of accounting for income taxes...........................    2,203      1,967      2,555      1,991      1,396        109
  Income tax expense (benefit)...............................      763        682        865        690        251        (93)
  Income before effect of change in method of accounting for
    income taxes.............................................    1,440      1,285      1,690      1,301      1,145        202
  Effect of change in method of accounting for income
    taxes....................................................       --         --         --        200         --         --
  Net income.................................................    1,440      1,285      1,690      1,501      1,145        202
  Net income applicable to common shareholders...............    1,434      1,277      1,680      1,491      1,121        171
Per common share:
  Earnings before effect of change in method of accounting
    for income taxes.........................................     5.26       4.66       6.12       5.00       4.60        .76
  Earnings...................................................     5.26       4.66       6.12       5.78       4.60        .76
  Cash dividends paid........................................     1.50       1.38       1.88       1.64       1.51       1.48
  Shareholders' equity (period-end)..........................    44.00      38.76      39.70      36.39      30.80      27.03
Balance sheet (period-end):
  Total assets...............................................  182,138    170,912    169,604    157,686    118,059    110,319
  Loans, leases and factored accounts receivable, net of
    unearned income..........................................  114,601     98,556    103,371     92,007     72,714     69,108
  Total deposits.............................................   97,870     96,735    100,470     91,113     82,727     88,075
  Long-term debt and obligations under capital leases........   15,741      7,782      8,488      8,352      3,066      2,876
  Common shareholders' equity................................   11,904     10,679     10,976      9,859      7,793      6,252
  Total shareholders' equity.................................   11,941     10,709     11,011      9,979      7,814      6,518
Weighted average common shares outstanding (in thousands)....  272,790    274,292    274,656    257,969    243,748    226,305
Performance ratios:
  Return on average assets...................................     1.03%      1.05%      1.02%       .97%(1)     1.00%      .17%
  Return on average common shareholders' equity..............    17.02      16.61      16.10      15.00(1)    15.83      2.70
Risk-based capital ratios:
  Tier 1.....................................................     7.16       7.48       7.43       7.41       7.54       6.38
  Total......................................................    11.23      11.57      11.47      11.73      11.52      10.30
Leverage ratio...............................................     5.96       6.32       6.18       6.00       6.16       5.07
Total equity to total assets.................................     6.56       6.27       6.49       6.33       6.62       5.91
Asset quality ratios:
  Allowance for credit losses as a percentage of loans,
    leases and factored accounts receivable, net of unearned
    income...................................................     1.89       2.23       2.11       2.36       2.00       2.32
  Allowance for credit losses as a percentage of
    nonperforming loans (period-end).........................   255.57     255.52     273.07     193.38     103.11      81.82
  Net charge-offs as a percentage of average loans, leases
    and factored accounts receivable, net of unearned
    income...................................................      .33        .31        .33        .51       1.25       1.86
  Nonperforming assets as a percentage of net loans, leases, factored accounts receivable and other real estate owned
    (period-end).............................................      .90       1.29       1.10       1.92       2.72       4.01

                                                                 1990
                                                              <

Income statement:
  Income from earning assets.................................  $ 10,278
  Interest expense...........................................     6,670
  Net interest income........................................     3,608
  Provision for credit losses................................     1,025
  Gains (losses) on sales of securities......................        67
  Noninterest income.........................................     1,605
  Restructuring expense......................................        91
  Noninterest expense (including OREO expense)...............     3,538
  Income before income taxes and effect of change in method
    of accounting for income taxes...........................       626
  Income tax expense (benefit)...............................        31
  Income before effect of change in method of accounting for
    income taxes.............................................       595
  Effect of change in method of accounting for income
    taxes....................................................        --
  Net income.................................................       595
  Net income applicable to common shareholders...............       559
Per common share:
  Earnings before effect of change in method of accounting
    for income taxes.........................................      2.61
  Earnings...................................................      2.61
  Cash dividends paid........................................      1.42
  Shareholders' equity (period-end)..........................     27.30
Balance sheet (period-end):
  Total assets...............................................   112,791
  Loans, leases and factored accounts receivable, net of
    unearned income..........................................    70,891
  Total deposits.............................................    89,065
  Long-term debt and obligations under capital leases........     2,766
  Common shareholders' equity................................     5,898
  Total shareholders' equity.................................     6,283
Weighted average common shares outstanding (in thousands)....   213,841
Performance ratios:
  Return on average assets...................................       .52%
  Return on average common shareholders' equity..............      9.56
Risk-based capital ratios:
  Tier 1.....................................................      5.79
  Total......................................................      9.58
Leverage ratio...............................................      4.83
Total equity to total assets.................................      5.57
Asset quality ratios:
  Allowance for credit losses as a percentage of loans,
    leases and factored accounts receivable, net of unearned
    income...................................................      1.86
  Allowance for credit losses as a percentage of
    nonperforming loans (period-end).........................    100.46
  Net charge-offs as a percentage of average loans, leases
    and factored accounts receivable, net of unearned
    income...................................................       .88
  Nonperforming assets as a percentage of net loans, leases, factored accounts receivable and other real estate owned
    (period-end).............................................      2.32

(1) In 1993, return on average assets and return on average common shareholders' equity after the tax benefit from the impact of adopting SFAS 109 (Accounting for Income Taxes) were 1.12% and 17.33%, respectively.
                                      S-8

                                                            [Alternate Page S-9]
                                  UNDERWRITING
     This Prospectus Supplement and related Prospectus are to be used by NationsBanc Capital Markets, Inc. ("NCMI"), a broker-dealer and a direct wholly-owned subsidiary of NationsBank, in connection with offers and sales of the Notes in secondary market transactions at negotiated prices relating to prevailing prices at the time of sale or otherwise. NCMI may act as principal or agent in such transactions. The participation of NCMI in the offer and sale of the Notes complies with the requirements of Schedule E to the By-laws of the NASD regarding underwriting of securities of an affiliate. NCMI will not execute a transaction in the Notes in a discretionary account without the prior written specific approval of NCMI's customer. NCMI has no obligation to make a market in the Notes, and if commenced, may discontinue its market-making activities at any time without notice, at its sole discretion. Furthermore, NCMI may be required to discontinue its market-making activities during periods when the Corporation is seeking to sell certain of its securities or when NCMI, such as by means of its ownership by the Corporation, learns of material non-public information relating to the Corporation. NCMI would not be able to recommence its market-making activities until such sale has been completed or such information has become publicly available. It is not possible to forecast the impact, if any, that any such discontinuance may have on the market for the Notes. Although other broker-dealers may make a market in the Notes from time to time, there can be no assurance that any other broker-dealer will do so at any time when NCMI discontinues its market-making activities. In addition, any such broker-dealer that is engaged in market-making activities may thereafter discontinue such activities at any time at its sole discretion.

                                                          [Alternate Cover Page]
PROSPECTUS
                           NATIONSBANK(Register mark)
                                Debt Securities
     NationsBank Corporation ("NationsBank" or the "Corporation") may offer from time to time its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"). NationsBank may sell up to $3,000,000,000 in aggregate initial offering price of Debt Securities (or the U.S. dollar equivalent thereof if any of the Debt Securities are denominated in a foreign currency or currency unit), which may be offered, separately or together, in one or more series, in amounts, at prices and on terms to be determined at the time of sale and set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, NationsBank may also offer and sell shares of its preferred stock (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"), and shares of its common stock (the "Common Stock"). Any such Preferred Stock, Depositary Shares or Common Stock will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Debt Securities that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Preferred Stock, Depositary Shares or Common Stock pursuant to such separate Prospectus.
     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Corporation.
     The Debt Securities may be denominated in U.S. dollars or in another currency or currency unit (such as the European Currency Unit), and the principal of (and premium, if any, on) or interest on the Debt Securities may be payable in U.S. dollars or such foreign currency or currency unit. The specific terms of each series of Debt Securities offered pursuant to this Prospectus, including the specific designation, aggregate principal amount, currency or currency unit in which the principal and any premium or interest may be payable, authorized denominations, maturity, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, any sinking fund provisions, any subordination terms, any terms for conversion (in the event that such series is convertible at the option of the holder or NationsBank into Preferred Stock, Depositary Shares, Common Stock or other Debt Securities), the form of such series, any securities exchange on which such Debt Securities may be listed, and any other terms of such series of Debt Securities will be set forth in the Prospectus Supplement relating to such series.
     The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Corporation. The names of any underwriters or agents of NationsBank involved in the sale of the Debt Securities, the public offering price or purchase price and any commissions or discounts will be set forth in the applicable Prospectus Supplement or a pricing supplement thereto. The net proceeds to the Corporation from such sale also will be set forth in such Prospectus Supplement.
     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF NATIONSBANK, AND
        ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                  (THE "FDIC") OR ANY OTHER GOVERNMENT AGENCY.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
    CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
       OFFENSE.
THIS PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENTS ARE TO BE USED BY NATIONSBANC
   CAPITAL MARKETS, INC. ("NCMI"), A BROKER-DEALER AND A DIRECT WHOLLY-OWNED
     SUBSIDIARY OF NATIONSBANK, IN CONNECTION WITH OFFERS AND SALES RELATED
     TO SECONDARY MARKET TRANSACTIONS IN THE DEBT SECURITIES. NCMI OR ITS
        AFFILIATES MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS.
        ANY SUCH SALES WILL BE MADE AT NEGOTIATED PRICES RELATING TO
             PREVAILING MARKET PRICES AT THE TIME OF SALE OR
                                   OTHERWISE.
                       NATIONSBANC CAPITAL MARKETS, INC.
               The date of this Prospectus is November 24, 1995.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, previously filed by the Corporation with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference:
          (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994;
          (b) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;
          (c) The Corporation's Current Reports on Form 8-K filed January 26, 1995, February 21, 1995, March 2, 1995 (two reports on this date), March 21, 1995 (amended by Form 8-K/A Amendment No. 1 filed March 21, 1995), March 27, 1995, April 24, 1995, April 25, 1995, May 16, 1995, July 10,
     1995, July 24, 1995, August 31, 1995, September 20, 1995, October 20, 1995
     (two reports on this date) and November 9, 1995.
          (d) The description of the Corporation's Common Stock contained in its registration statement filed pursuant to Section 12 of the 1934 Act, and any amendment or report filed for the purpose of updating such description, including the Corporation's Current Report on Form 8-K filed on September 21, 1994.
     All reports and any definitive proxy or information statements filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO JOHN
E. MACK, SENIOR VICE PRESIDENT AND TREASURER, NATIONSBANK CORPORATION, NATIONSBANK CORPORATE CENTER, CORPORATE TREASURY DIVISION, CHARLOTTE, NORTH CAROLINA 28255. TELEPHONE REQUESTS MAY BE DIRECTED TO (704) 386-5972.
                             AVAILABLE INFORMATION
     NationsBank is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning NationsBank may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of The Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104.
                                       2

                            NATIONSBANK CORPORATION
GENERAL
     NationsBank is a bank holding company established as a North Carolina corporation in 1968 and is registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), with its principal assets being the stock of its subsidiaries. Through its national banking association subsidiaries (the "Banks") and its various non-banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic states and Texas. The principal executive offices of NationsBank are located at NationsBank Corporate Center in Charlotte, North Carolina 28255. Its telephone number is (704) 386-5000.
OPERATIONS
     NationsBank provides a diversified range of banking and certain non-banking financial services and products through its various subsidiaries. NationsBank manages its activities through three major business units: the General Bank, the Global Finance unit and the Financial Services unit.
     The General Bank provides comprehensive services in the commercial and retail banking fields, including trust and private banking operations, the origination and servicing of home mortgage loans, the issuance and servicing of credit cards (through a Delaware subsidiary) and certain insurance services. The General Bank also offers full service brokerage services and discount brokerage services for its customers through subsidiaries of NationsBank. As of September 30, 1995, the General Bank had banking operations in the following jurisdictions (listed in declining order of total assets, with the approximate number of banking offices in parentheses): North Carolina and South Carolina (395); Texas
(274); Maryland, Virginia and the District of Columbia (493); Florida (372); Georgia (187); and Tennessee and Kentucky (100). NationsBank also has a banking subsidiary in Delaware that issues and services credit cards. The General Bank also provides fully automated, 24-hour cash dispensing and depositing services throughout the states in which it is located through approximately 2,200 automated teller machines.
     The Global Finance unit provides to domestic and international customers comprehensive corporate banking and investment banking services, including loan syndication, treasury management and leasing; underwriting, trading or distributing a wide range of securities (including bank-eligible securities and, to a limited extent, bank-ineligible securities as authorized by the Federal Reserve Board under Section 20 of the Glass-Steagall Act); and options, futures, forwards and swaps on certain interest rate and commodity products, and spot and forward foreign exchange contracts. The Global Finance unit provides its services through various domestic offices as well as offices located in London, Frankfurt, Singapore, Mexico City, Grand Cayman, Nassau, Tokyo, Osaka, Paris and Hong Kong. In addition to these offices, the Global Finance unit has loan production offices located in New York City, Chicago, Los Angeles, Denver and Birmingham, Alabama.
     The Financial Services unit consists of NationsCredit Corporation, primarily a consumer finance subsidiary, and Greyrock Capital Group Inc. (formerly named Nations Financial Capital Corporation), primarily a commercial finance subsidiary. NationsCredit Corporation, which has approximately 300 offices located in 32 states, provides consumer and retail loan programs and also offers inventory financing to manufacturers, importers and distributors. Greyrock Capital Group Inc., which has approximately 79 offices located in 24 states, engages in commercial equipment leasing and makes commercial loans for debt restructuring, merger and acquisition, real estate financing, equipment acquisition and working capital purposes; it also acquires consumer loans secured by automobiles and real estate.
     As part of its operations, NationsBank regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company investment. In addition, NationsBank regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, NationsBank publicly announces such material acquisitions when a definitive agreement has been reached.
                                       3

SUPERVISION AND REGULATION
     GENERAL. As a registered bank holding company, NationsBank is subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Banks are organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). The Banks are also subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC") and other federal regulatory agencies. In addition to banking laws, regulations and regulatory agencies, NationsBank and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the Corporation's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect NationsBank.
     The activities of NationsBank, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as NationsBank, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company.
     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company will be able to acquire banks in states other than its home state beginning September 29, 1995.
     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, therefore creating interstate branches, beginning June 1, 1997. Under such legislation, each state has the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. Furthermore, pursuant to such act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such DE NOVO branching. Of those states in which the Banks are located, Maryland, North Carolina and Virginia have enacted legislation to "opt in," thereby permitting interstate branching prior to June 1, 1997, and Texas has adopted legislation to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999).
     As previously described, NationsBank regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities in light of the new legislation.
     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. In 1995, several bills have been introduced in Congress that would have the effect of broadening the securities underwriting powers of bank holding companies and possibly permitting bank holding companies to engage in nonfinancial activities. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on NationsBank and its subsidiaries cannot be determined at this time.
     CAPITAL AND OPERATIONAL REQUIREMENTS. The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.
     The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments.
                                       4

Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. The Corporation's Tier 1 and total risk-based capital ratios under these guidelines at September 30, 1995 were 7.16% and 11.23%, respectively.
     The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. The Corporation's leverage ratio at September 30, 1995 was 5.96%. Management believes that NationsBank meets its leverage ratio requirement.
     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.
     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the Banks is considered adequately or well capitalized.
     Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.
     DISTRIBUTIONS. The Corporation's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from its banking subsidiaries. The amount of dividends that each Bank may declare in a calendar year without approval of the Comptroller is the Bank's net profits for that year, as defined by statute, combined with its net retained profits, as defined, for the preceding two years. In addition, from time to time NationsBank applies for, and may receive, permission from the Comptroller for one or more of the Banks to declare special dividends. In 1995, the Banks can initiate dividend payments without prior regulatory approval
                                       5

                                                              [Alternate Page 6]
of up to $1.0 billion plus an additional amount equal to their net profits for 1995 up to the date of any such dividend declaration.
     In addition to the foregoing, the ability of NationsBank and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, the Comptroller may prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice. The right of NationsBank, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.
     SOURCE OF STRENGTH. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of NationsBank or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of NationsBank may be assessed for the FDIC's loss, subject to certain exceptions.
                                USE OF PROCEEDS
     The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets or liabilities, possible acquisitions of or investments in other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness or repurchase of outstanding equity securities of the Corporation. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its needs at such time or times and in light of prevailing market conditions. If the Corporation elects at the time of issuance of Debt Securities to make different or more specific use of proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.
                      RATIOS OF EARNINGS TO FIXED CHARGES
     The following are the Corporation's consolidated ratios of earnings to fixed charges for the nine months ended September 30, 1995 and for each of the years in the five-year period ended December 31, 1994:

                                                                          NINE MONTHS
                                                                             ENDED                      YEAR ENDED
                                                                         SEPTEMBER 30,                 DECEMBER 31,
                                                                             1995         1994     1993      1992    1991    1990
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits......................................        1.6         1.9         2.3    2.4     1.1     1.3
  Including interest on deposits......................................        1.4         1.5         1.5    1.4     1.0     1.1

     For purposes of computing the consolidated ratios, earnings represent net income of the Corporation plus applicable income taxes and fixed charges, less capitalized interest and the equity in undistributed earnings of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt discount and appropriate issuance costs and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.
                              PLAN OF DISTRIBUTION
     This Prospectus is to be used by NationsBanc Capital Markets, Inc. ("NCMI"), a broker-dealer and a direct wholly-owned subsidiary of NationsBank, in connection with offers and sales of the Debt Securities in secondary market transactions at negotiated prices relating to prevailing prices at the time of sale or otherwise. NCMI may act as principal or agent in such transactions. The participation of NCMI in the offer and sale of the
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Debt Securities complies with the requirements of Schedule E to the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting of securities of an affiliate. NCMI will not execute a transaction in the Debt Securities in a discretionary account without the prior written specific approval of NCMI's customer. NCMI has no obligation to make a market in the Debt Securities, and may discontinue its market-making activities at any time without notice, at its sole discretion. Furthermore, NCMI may be required to discontinue its market-making activities during periods when the Corporation is seeking to sell certain of its securities or when NCMI, such as by means of its ownership by the Corporation, learns of material non-public information relating to the Corporation. NCMI would not be able to recommence its market-making activities until such sale has been completed or such information has become publicly available. It is not possible to forecast the impact, if any, that any such discontinuance may have on the market for the Debt Securities. While other broker-dealers may make a market in the Debt Securities from time to time, there can be no assurance that any other broker-dealer will do so at any time when NCMI discontinues its market-making activities. In addition, any such broker-dealer that is engaged in market-making activities may thereafter discontinue such activities at any time at its sole discretion.
                         DESCRIPTION OF DEBT SECURITIES
     THE FOLLOWING DESCRIPTION OF THE TERMS OF THE DEBT SECURITIES SETS FORTH CERTAIN GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES TO WHICH ANY PROSPECTUS SUPPLEMENT MAY RELATE. THE PARTICULAR TERMS OF THE DEBT SECURITIES OFFERED BY ANY PROSPECTUS SUPPLEMENT AND THE EXTENT, IF ANY, TO WHICH SUCH GENERAL PROVISIONS MAY APPLY TO THE DEBT SECURITIES SO OFFERED WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH DEBT SECURITIES.
     Any Senior Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Senior Indenture") between the Corporation and BankAmerica National Trust Company, Trustee (the "Senior Trustee"). Any Subordinated Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Subordinated Indenture") between the Corporation and The Bank of New York, Trustee (the "Subordinated Trustee" and, together with the Senior Trustee, the "Trustees"). A copy of the Senior Indenture and the Subordinated Indenture (each, an "Indenture" and together, the "Indentures") is incorporated by reference in the Registration Statement of which this Prospectus forms a part.
     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of the applicable Indentures. Whenever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined items shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indentures.
GENERAL
     The respective Indentures provide that there is no limitation on the amount of debt securities that may be issued thereunder from time to time. The amount of Debt Securities that may be offered and sold pursuant to this Prospectus, however, is limited to the aggregate initial offering price of the securities registered under the Registration Statement of which this Prospectus forms a part, subject to reduction as the result of the sale by the Corporation of other securities under the Registration Statement.
     The Debt Securities will be direct, unsecured obligations of the Corporation. The Senior Debt Securities of each series will rank equally with all unsecured senior debt of the Corporation. The Subordinated Debt Securities of each series will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as hereinafter defined) of the Corporation. See "DESCRIPTION OF DEBT SECURITIES -- Subordination."
     The Debt Securities will be issued in fully registered form without coupons. Unless otherwise set forth in the applicable Prospectus Supplement, the Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple thereof.
     The Debt Securities may be denominated in U.S. dollars or in another currency or currency unit. If any of the Debt Securities are denominated in a foreign currency or currency unit, or if principal of (or premium, if any) or any interest on any of the Debt Securities is payable in any foreign currency or currency unit, the
                                       7

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authorized denominations, restrictions, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.
     The Debt Securities may be issued in one or more series with the same or various maturities. Certain Debt Securities may be issued which provide for an amount less than the principal amount thereof to be due and payable in the event of an acceleration of the maturity thereof (each an "Original Issue Discount Security"). Original Issue Discount Securities may bear no interest or may bear interest at a rate which at the time of issuance is below market rates and will be sold at a discount (which may be substantial) below their stated principal amount. Certain Debt Securities may be deemed to be issued with original issue discount for United States Federal income tax purposes. The Prospectus Supplement with respect to any series of Debt Securities issued with such original issue discount will contain a discussion of Federal income tax considerations with respect thereto.
     The particular terms of each series of Debt Securities to be offered and sold will be described in the Prospectus Supplement relating to such Debt Securities, including: (1) the designation of the particular series; (2) the aggregate principal amount of such series which may be authenticated and delivered under the applicable Indenture; (3) the person to whom any interest on any Debt Security of the series shall be payable, if other than the person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the regular record date for such interest; (4) the date or dates on which the principal of the Debt Securities of such series is payable; (5) the rate or rates, and if applicable the method used to determine the rate, at which the Debt Securities of such series shall bear interest, if any, the date or dates from which such interest shall accrue, the date or dates on which such interest shall be payable and the record date or dates for the interest payable on any Debt Securities on any interest payment date; (6) the place or places at which, subject to the provisions of the applicable Indenture, the principal of (and premium, if any, on) and any interest on Debt Securities of such series shall be payable, any Debt Securities of the series may be surrendered for registration of transfer, and notices and demands to or upon the Corporation in respect of the Debt Securities of the series and the Indenture may be served; (7) the obligation, if any, of the Corporation to redeem or purchase Debt Securities of such series, at the option of the Corporation or at the option of a holder thereof, pursuant to any sinking fund or other redemption provisions and the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be so redeemed or purchased, in whole or in part; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Debt Securities of such series shall be issuable; (9) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of such series which shall be payable upon declaration of acceleration of the maturity thereof; (10) the currency, currencies or currency units, in which payment of the principal of (and premium, if any, on) and any interest on any Debt Securities of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the applicable Indenture; (11) if the principal of (and premium, if any, on) or any interest on the Debt Securities of the series are to be payable, at the election of the Corporation or a holder thereof, in one or more currencies or currency units, other than that or those in which the Debt Securities are stated to be payable, the currency or currencies in which payment of the principal of (and premium, if any, on) and any interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (12) if the amount of payments of principal of (and premium, if any, on) or any interest on the Debt Securities of the series may be determined with reference to an index, the manner in which such amounts shall be determined; (13) whether the Debt Securities will be issued in book-entry only form; (14) the identification or method of selection of any interest rate calculation agents, exchange rate calculation agents or other agents with respect to Debt Securities of such series; (15) if either or both of Section 14.02 (defeasance) or Section 14.03 (covenant defeasance) of the applicable Indenture do not apply to the Debt Securities of the series; (16) any provisions relating to the extension of maturity of, or the renewal of, Debt Securities of such series and (17) any other terms of the Debt Securities of such series (which terms shall not be inconsistent with the provisions of the applicable Indenture).
     The ability of NationsBank to make payments of principal of and premium, if any, and interest on the Debt Securities may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of
                                       8

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the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "SUPERVISION AND REGULATION."
     Neither the Senior Indenture nor the Subordinated Indenture contains provisions that would provide protection to holders of Debt Securities against a decline in credit quality resulting from takeovers, recapitalizations, the incurrence of additional indebtedness or similar restructurings by the Corporation. If credit quality declines as a result of such an event, or otherwise, the ratings of any Debt Securities then outstanding may be withdrawn or downgraded.
CONVERSION
     The Debt Securities of any series may be convertible at the option of the holder or the Corporation, into Preferred Stock, Depositary Shares, Common Stock or other Debt Securities if the Prospectus Supplement relating to such series of Debt Securities so provides. In such case, the Prospectus Supplement relating to such series of Debt Securities will set forth (i) the period(s) during which such conversion may be elected, (ii) the conversion price payable and the number of shares or amount of Preferred Stock, Depositary Shares, Common Stock or other Debt Securities purchaseable upon conversion, and adjustments thereto, if any, in certain events, (iii) the procedures for electing such conversion and (iv) all other terms for such conversion (which terms shall not be inconsistent with the provisions of the applicable Indenture).
EXCHANGE, REGISTRATION AND TRANSFER
     At the option of the holder, subject to the terms of the applicable Indenture, Debt Securities of any series (other than Debt Securities issued in book-entry form) will be exchangeable for other Debt Securities of the same series and of an equal aggregate principal amount and tenor of any authorized denominations.
     Debt Securities may be presented for exchange as provided above, and Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent of the Corporation designated and maintained for such purpose with respect to Debt Securities of a series pursuant to the terms of the applicable Indenture, as referred to in an applicable Prospectus Supplement. Such transfer or exchange will be effected upon the Security Registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. No service charge shall be made for any exchange or registration of transfer of Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.
     If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) designated by the Corporation with respect to any series of Debt Securities, the Corporation may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Corporation will be required to maintain a transfer agent in each place of payment for such series. The Corporation may at any time designate additional transfer agents with respect to any series of Debt Securities.
     The Corporation shall not be required to (i) issue, exchange, or register the transfer of any Debt Security of any series to be redeemed for a period of 15 days next preceding any selection of such Debt Securities to be redeemed; or
(ii) exchange or register the transfer of any Debt Security so selected, called or being called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.
     For a discussion of restrictions on the exchange, registration and transfer of Book-Entry Securities, see "DESCRIPTION OF DEBT SECURITIES -- Book-Entry Securities."
PAYMENT AND PAYING AGENTS
     Unless otherwise indicated in an applicable Prospectus Supplement, principal of (and premium, if any, on) and any interest on Debt Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as the Corporation may designate from time to time pursuant to the applicable Indenture, except that, at the option of the Corporation, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Debt Security on any
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interest payment date generally will be made to the person in whose name such
Debt Security is registered at the close of business on the regular record date for such interest payment date.
     The Corporation has designated the principal corporate trust offices of the Senior Trustee and the Subordinated Trustee in the City of New York as the places where the Senior Debt Securities and Subordinated Debt Securities, respectively, may be presented for payment. The Corporation may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. Any other paying agents designated by the Corporation for the Debt Securities of each series will be named in an applicable Prospectus Supplement.
BOOK-ENTRY SECURITIES
     If so specified in an applicable Prospectus Supplement, all or any portion of the Debt Securities of a series may be issued in book-entry form represented by one or more global Debt Securities in registered form ("Book-Entry Securities") to be deposited with, or on behalf of a depositary (a "Depositary") identified in the Prospectus Supplement relating to such series, for credit to the respective accounts of the beneficial owners of such Debt Securities (or to such other accounts as they may direct). The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the Prospectus Supplement relating to such series. Unless otherwise specified in the applicable Prospectus Supplement, the Corporation anticipates that the following provisions will apply to all depositary arrangements with a Depositary.
     Upon the issuance of a Book-Entry Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Book-Entry Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Corporation, if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in such Book-Entry Security will be limited to participants or persons that may hold interests through participants. Ownership of a beneficial interest in such a Book-Entry Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Book-Entry Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in a Book-Entry Security.
     So long as the Depositary for a Book-Entry Security, or its nominee, is the registered owner of such Book-Entry Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Book-Entry Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Book-Entry Security will not be entitled to have Debt Securities of the series represented by such Book-Entry Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Book-Entry Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture.
     Payment of principal of (and premium, if any) and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Book-Entry Security representing such Debt Securities. None of the Corporation, the Trustee, any paying agent, any authenticating agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
     The Corporation expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal of (and premium, if any) and any interest on the Debt Securities represented by such Book-Entry Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Book-Entry Security as shown on the
                                       10

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records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Book-Entry Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.
     Unless and until it is exchanged in whole for Debt Securities in definitive form, a Book-Entry Security may not be transferred except as a whole by the Depositary for such Book-Entry Security to a nominee of such depositary or to another depositary or a nominee for such other depositary. If a Depositary for Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue Debt Securities in definitive form in exchange for the Book-Entry Security or Book-Entry Securities representing all such Debt Securities. In addition, the Corporation may at any time and in its sole discretion determine not to have any Debt Securities represented by a Book-Entry Security and, in such event, will issue such Debt Securities in definitive form in exchange for the Book-Entry Security or Book-Entry Securities representing all such Debt Securities. In any such instance, an owner of a beneficial interest in a Book-Entry Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Book-Entry Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in the name of the owner of such beneficial interest. SUBORDINATION
     The Subordinated Debt Securities are subordinate and subject, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation. "Senior Indebtedness" is defined by the Subordinated Indenture as any indebtedness for money borrowed (including all indebtedness of the Corporation for borrowed and purchased money of the Corporation, all obligations of the Corporation arising from off-balance sheet guarantees by the Corporation and direct credit substitutes, and obligations of the Corporation associated with derivative products such as interest and foreign exchange rate contracts and commodity contracts) that is outstanding on the date of execution of the Subordinated Indenture, or is thereafter created, incurred or assumed, for the payment of which the Corporation is at the time of determination responsible or liable as obligor, guarantor or otherwise, and all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than the Subordinated Debt Securities or any other indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of the Corporation. The Prospectus Supplement relating to each series of Subordinated Debt Securities will set forth the aggregate amount of then outstanding Senior Indebtedness of the Corporation and any limitation on the issuance of additional Senior Indebtedness.
     No payment on account of principal of (and premium, if any, on) or interest, if any, on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by the Corporation or any of its subsidiaries, if any default or event of default with respect to any Senior Indebtedness shall have occurred and be continuing and the Corporation and the Subordinated Trustee shall have received written notice thereof from the holders of at least 10 percent in principal amount of any kind or category of any Senior Indebtedness (or the representative or representatives of such holders) or the Subordinated Trustee shall have received written notice thereof from the Corporation.
     In the event that any Subordinated Debt Security is declared due and payable before the date specified therein as the fixed date on which the principal thereof is due and payable pursuant to the Subordinated Indenture, or upon any payment or distribution of assets of the Corporation of any kind or character to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, all principal of (and premium, if any, on) and interest due or to become due upon all Senior Indebtedness shall first be paid in full before the holders of the Subordinated Debt Securities (the "Subordinated Debt Holders"), or the Subordinated Trustee, shall be entitled to retain any assets (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment) so paid or distributed in respect of the Subordinated Debt Securities (for principal or
                                       11

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                                                             [Alternate Page 12]
interest, if any). Upon such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment), to which the Subordinated Debt Holders or the Subordinated Trustee would be entitled, except for the subordination provisions of the Subordinated Indenture, shall be paid by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Subordinated Debt Holders or the Subordinated Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder) or their representatives, to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Subordinated Debt Holders or to the Subordinated Trustee.
     Subject to the payment in full of all Senior Indebtedness, the Subordinated Debt Holders shall be subrogated (equally and ratably with the holders of all indebtedness of the Corporation which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full.
SALE OR ISSUANCE OF CAPITAL STOCK OF BANKS
     The Senior Indenture prohibits the issuance, sale or other disposition of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank (as defined below) or of any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, with the following exceptions: (a) sales of directors' qualifying shares; (b) sales or other dispositions for fair market value, if, after giving effect to such disposition and to conversion of any shares or securities convertible into capital stock of a Principal Subsidiary Bank, the Corporation would own directly or indirectly not less than 80% of each class of the capital stock of such Principal Subsidiary Bank (or any successor corporation thereto); (c) sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction; (d) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, shares of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional shares; (e) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional securities convertible into shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, securities of the same class and (ii) immediately after such sale the Corporation owns, directly or indirectly, at least as great a percentage of each class of such securities convertible into shares of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional securities; (f) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional options, warrants or rights to subscribe for or purchase shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, options, warrants or rights, as the case may be, of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of such options, warrants or rights, as the case may be, to subscribe for or purchase shares of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional options, warrants or rights; or (g) any issuance of shares of capital stock, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of capital stock, of a Principal Subsidiary Bank or any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, to the Corporation or a wholly owned subsidiary of the Corporation.
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     A Principal Subsidiary Bank is defined in the Senior Indenture as any Bank
(other than NationsBank of Delaware, National Association) with total assets equal to more than 10% of the Corporation's total consolidated assets.
WAIVER OF COVENANTS
     Under the terms of either Indenture, compliance with certain covenants or conditions of such Indenture may be waived by the holders of a majority in principal amount of the Debt Securities of all series to be affected thereby and at the time outstanding under that Indenture (including, in the case of holders of Senior Debt Securities, the covenant described above).
MODIFICATION OF THE INDENTURES
     Each Indenture contains provisions permitting the Corporation and the applicable Trustee to modify such Indenture or the rights of the holders of Debt Securities or coupons, if any, thereunder, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of all series at the time outstanding under that Indenture and to be affected thereby (voting as one class), except that no such modification shall (a) extend the fixed maturity of, reduce the principal amount or redemption premium, if any, of, or reduce the rate of or extend the time of payment of interest on, any Debt Security without the consent of the holder of each security so affected, or
(b) reduce the aforesaid percentage of Debt Securities, the consent of holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding under that Indenture. Each Indenture also provides that the Corporation and the respective Trustee may, from time to time, execute supplemental indentures in certain limited circumstances without the consent of any holders of outstanding Debt Securities.
     Each Indenture provides that in determining whether the holders of the requisite principal amount of the Debt Securities outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder,
(i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable upon an event of default, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security.
MEETINGS AND ACTION BY SECURITYHOLDERS
     Each Indenture contains provisions for convening meetings of the holders of Debt Securities for certain purposes. A meeting may be called at any time by the Trustee in its discretion and shall be called by the Trustee upon request by the Corporation or the holders of at least 10% in aggregate principal amount of the Debt Securities outstanding of such series, in any case upon notice given in accordance with "Notices" below. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture, or such other action taken in accordance with the terms of the applicable Indenture, will be binding on all holders of Debt Securities of that series and the related coupons.
DEFAULTS AND RIGHTS OF ACCELERATION
     An Event of Default is defined in the Subordinated Indenture generally as bankruptcy of the Corporation under Federal bankruptcy laws. An Event of Default is defined in the Senior Indenture generally as (i) the Corporation's failure to pay principal (or premium, if any) when due on any securities of a series, (ii) the Corporation's failure to pay interest on any securities of a series, within 30 days after the same becomes due, (iii) the Corporation's breach of any of its other covenants contained in the Senior Debt Securities or the Senior Indenture, which breach is not cured within 90 days after written notice by the Senior Trustee or by the holders of at least 25% in principal amount of the Senior Debt Securities then outstanding under the Senior Indenture and affected thereby, and
(iv) certain events involving the bankruptcy, insolvency or liquidation of the Corporation.
     Each Indenture provides that if an Event of Default under the respective Indenture occurs and is continuing, either the respective Trustee or the holders of 25% in principal amount, or, if any such Debt Securities are Original Issue Discount Debt Securities, such lesser amounts as may be described in an applicable Prospectus Supplement, of the Debt Securities then outstanding under that Indenture (or, with respect to an Event of Default under the Senior Indenture due to a default in the payment of principal (or premium, if any) or interest
                                       13

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or performance of any other covenant, the outstanding Debt Securities of all series affected by such default) may declare the principal amount of all of such Debt Securities to be due and payable immediately. Payment of principal of the Subordinated Debt Securities may not be accelerated in the case of a default in the payment of principal (or premium, if any) or interest or the performance of any other covenant of the Corporation. Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities then outstanding (or of such series affected, as the case may be).
COLLECTION OF INDEBTEDNESS, ETC.
     Each Indenture also provides that in the event of a failure by the Corporation to make payment of principal of or interest on the Debt Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days), the Corporation will, upon demand of the respective Trustee, pay to it, for the benefit of the holders of the Debt Securities the amount then due and payable on the Debt Securities for principal and interest, with interest on the overdue principal and, to the extent payment of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Debt Securities. Each Indenture further provides that if the Corporation fails to pay such amount forthwith upon such demand, the respective Trustee may, among other things, institute a judicial proceeding for the collection thereof. However, each Indenture provides that notwithstanding any other provision of the Indenture, the holder of any Debt Security shall have the right to institute suit for the enforcement of any payment of principal of and interest on such Debt Security on the respective stated maturities expressed in such Debt Security and that such right shall not be impaired without the consent of such holder.
     The holders of a majority in principal amount of the Debt Securities then outstanding under an Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, provided that the holders shall have offered to the
Trustee reasonable indemnity against expenses and liabilities. Each Indenture requires the annual filing by the Corporation with the respective Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture.
NOTICES
     Except as otherwise provided in the applicable Indenture, notices to holders of Debt Securities will be given by first-class mail to the addresses of such holders as they appear in the Security Register.
CONCERNING THE TRUSTEES
     The Corporation and the Banks have from time to time maintained deposit accounts and conducted other banking transactions with The Bank of New York and BankAmerica National Trust Company and their affiliated entities in the ordinary course of business. Each of the Trustees also serves as trustee for certain series of the Corporation's outstanding indebtedness under other indentures.
                                 LEGAL OPINIONS
     The legality of the Debt Securities will be passed upon for the Corporation by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina, and for the underwriters or agents by Stroock & Stroock & Lavan, New York, New York. As of the date of this Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P. beneficially own approximately 50,000 shares of the Corporation's Common Stock.
                                    EXPERTS
     The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
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                                                     [Alternate Back Cover Page]
NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR BY NATIONSBANC CAPITAL MARKETS, INC. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION
SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER
OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS ARE TO BE USED BY NATIONSBANC CAPITAL MARKETS, INC., A BROKER-DEALER AND A DIRECT WHOLLY-OWNED SUBSIDIARY OF THE CORPORATION, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS.
                               TABLE OF CONTENTS

                                                 PAGE
            PROSPECTUS SUPPLEMENT
Description of the Notes......................    S-2
Capitalization................................    S-5
Ratios of Earnings to Fixed Charges...........    S-6
Recent Financial Information..................    S-7
Selected Financial Data.......................    S-8
Underwriting..................................    S-9
                  PROSPECTUS
Incorporation of Certain Documents by
  Reference...................................      2
Available Information.........................      2
NationsBank Corporation.......................      3
Supervision and Regulation....................      4
Use of Proceeds...............................      6
Ratios of Earnings to Fixed Charges...........      6
Plan of Distribution..........................      6
Description of Debt Securities................      7
Legal Opinions................................     14
Experts.......................................     14

                                  $300,000,000
                           NATIONSBANK(Register mark)
                           6 1/2% SUBORDINATED NOTES,
                                    DUE 2006
                             PROSPECTUS SUPPLEMENT
                        NATIONSBANC CAPITAL MARKETS, INC.
                                 MARCH 5, 1996